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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

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F O R M  6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2003

MAGIC SOFTWARE ENTERPRISES LTD.

(Name of Registrant)

5 HaPlada Street, Or-Yehuda, Israel 60218

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [x]            Form 40-F [-]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [-]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [-]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [-]        No [x]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 -

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Contact:

David Leichner

Vice President, Worldwide Marketing

Magic Software Enterprises Ltd.

(949) 250-1718 ext. 299

davidl@magicsoftware.com

Adecco Chooses eDeveloper from Magic Software to Migrate and Upgrade Mission Critical Applications in Belgian Operation

Investment Protection, Flexible Architecture and Speed of Development Cited as Primary Decision Factors

Irvine, California (October 14, 2003) - Magic Software Enterprises (Nasdaq: MGIC), a leading provider of state-of-the-art integration and development technology, announced today that Adecco Belgium, part of one of the world’s largest employment agencies, will use eDeveloper to migrate and upgrade their mission-critical staffing applications. In addition to Adecco Belgium, Adecco offices in the UK, Holland and France are also using eDeveloper-based applications to handle customer and prospect requirements.

Adecco will use eDeveloper (www.magicsoftware.com/edeveloper) to enhance its existing application suite to improve communications with its customers and their employee prospects and to better comply with constantly changing legislation and government requirements. Adecco will leverage eDeveloper’s XML and Web Services capabilities, as well as eDeveloper’s flexible architecture for rapid customization.

“After a thorough competitive analysis of available application development tools, we have chosen eDeveloper as our strategic development environment because it provides us with investment protection of existing applications and a flexible environment for rapidly upgrading our systems to meet with ever changing government rules and regulations,” said Hans van Hollebeke, ICT Coordinator of Adecco Belgium. “In addition, we have found the Magic Software team to be highly supportive and professional, providing real-time assistance wherever needed.”

“Adecco Belgium’s reaction to the latest release of eDeveloper is consistent with what we are hearing from customers all over the world,” said Regev Yativ, Managing Director of Magic Software’s European operation. “We look forward to continuing to work closely with the team at Adecco to ensure their continued success and satisfaction.”

eDeveloper v9.4 provides developers with an open and flexible development and deployment environment with powerful new standards-based messaging and integration features, advanced XML component and Web Services functionality, and other significant programming improvements.

About Adecco

Adecco S.A. is a Forbes 500 company and the global leader in HR Solutions. The Adecco Group network connects 650,000 associates with business clients each day through its network of 28,000 employees and 5,800 offices in 65 territories around the world. Registered in Switzerland, and managed by a multinational team with expertise in markets spanning the globe, the Adecco Group delivers an unparalleled range of flexible staffing and career resources to corporate clients and qualified associates.

The Adecco Group comprises four Divisions, Adecco Staffing, Ajilon Professional, LHH Career Services and Jobpilot e-HR Services. Adecco S.A. is registered in Switzerland and is listed on the Swiss Exchange (ADEN / trading on Virt-x: 1213860), NYSE (ADO), Euronext Premier March (12819).

About Magic Software Enterprises

Magic Software Enterprises, a subsidiary of Formula Systems (Nasdaq: FORTY), develops, markets and supports software development, deployment and integration technology that enables enterprises to accelerate the process of building and deploying applications that can be rapidly customized and integrated with existing systems.  Magic technology, applications and professional services are available through a global network of subsidiaries, distributors and Magic solutions partners in approximately 50 countries.  The Company's North American subsidiary is located at 17310 Redhill Avenue #270, Irvine, CA 92614-5637, telephone (800) 345-6244, (949) 250-1718, fax (949) 250-7404, http://www.magicsoftware.com/.

Formula Systems is an international information technology company principally engaged, through its subsidiaries and affiliates, in providing software consulting services, developing proprietary software products and producing computer-based solutions.

Except for the historical information contained herein, the matters discussed in this news release include forward-looking statements that may involve a number of risks and uncertainties.  Actual results may vary significantly based upon a number of factors including, but not limited to, risks in product and technology development, market acceptance of new products and continuing product conditions, both here and abroad, release and sales of new products by strategic resellers and customers, and other risk factors detailed in the Company’s most recent annual report and other filings with the Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAGIC SOFTWARE ENTERPRISES LTD.

(Registrant)

By /s/ Menachem Hasfari

Menachem Hasfari

Chief Executive Officer

Date: 14 October, 2003